                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                             DOUBLETREE CORPORATION
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  258624 10 5
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William L. Perocchi
                        410 North 44th Street, Suite 700
                             Phoenix, Arizona 85508
 -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 1996
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                                            1         4
CUSIP No. 258624 10 5                                Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter V. Ueberroth, Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          919,459 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON
                          -0- shares of Common Stock (See Item 5)
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          919,459 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           2         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Virginia M. Ueberroth, Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          919,459 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          919,459 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           3         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alice J. Saviez, Trustee of the Ueberroth Investment Trust established by trust agreement dated June 10, 1994
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF              -0- shares of Common Stock (See Item 5)

    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          372,973 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          372,973 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           4         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter V. Ueberroth

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          1,292,432 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          1,292,432 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                             DOUBLETREE CORPORATION
                                  COMMON STOCK
                              CUSIP NO. 258624 10 5

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D (the "Amendment") is being filed on behalf of Peter V. Ueberroth and Virginia M. Ueberroth, as co-trustees of The Ueberroth Family Trust (the "1986 Trust"), Alice J. Saviez, as trustee of The Ueberroth Investment Trust (the"1994 Trust") and Peter V. Ueberroth as an individual (collectively, the "Reporting Entities") to amend the Schedule 13D filed on behalf of the Reporting Entities on November 18, 1994, Amendment No. 1 to Schedule 13D filed on behalf of the Reporting Entities on June 2, 1995 and Amendment No. 2 to Schedule 13D filed on behalf of the Reporting Entities on June 22, 1995 (collectively, the "Schedule 13D"), relating to the common stock, par value $.01 ("Common Stock"), of Doubletree Corporation, a Delaware corporation (the "Company" or "Doubletree").

         This Amendment No. 3 to Schedule 13D is subject to Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended. Pursuant to Rule 101(a)(2), since this amendment is the first amendment which the Reporting Entities are filing electronically, the entire text of Schedule 13D has been restated, as amended.

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by the Company, whose principal executive offices are at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.           Identity and Background.

         2.1      Peter V. Ueberroth, as Co-Trustee of the 1986 Trust

                  (a) This statement is filed by Peter V. Ueberroth. Mr. Ueberroth holds 919,459 shares of the Common Stock as a Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986 (the "1986 Trust") and acquired the Common Stock in such capacity. Mr. Ueberroth and Virginia M. Ueberroth are the beneficiaries of the 1986 Trust. Mr. Ueberroth hereby disclaims, and this statement shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

                  (b) The business address of Mr. Ueberroth is Post Office Box 100 Laguna Beach, California 92652.

                  (c) Mr. Ueberroth is Co-Chairman of the Board of the Company. Mr. Ueberroth is also the Managing Director investor and a principal of The Contrarian Group, Inc., a business management company.

                  (d) Mr. Ueberroth has not, during the last five years, been convicted in a criminal proceeding.

                  (e) Mr. Ueberroth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Ueberroth is a United States citizen.

         2.2      Virginia M. Ueberroth, as Co-Trustee of the 1986 Trust

                  (a) This statement is also filed by Virginia M. Ueberroth. Mrs. Ueberroth holds 919,459 shares of the Common Stock as a Co-Trustee of the 1986 Trust and intends to acquire the Common Stock in such capacity. Mrs. Ueberroth and Peter V. Ueberroth are the beneficiaries of the 1986 Trust. Mrs. Ueberroth hereby disclaims, and this statement shall not be construed as an admission that she is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

                  (b) The business address of Mrs. Ueberroth is Post Office Box 100 Laguna Beach, California 92652.

                  (c)      Mrs. Ueberroth is a homemaker.

                  (d) Mrs. Ueberroth has not, during the last five years, been convicted in a criminal proceeding.

                  (e) Mrs. Ueberroth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mrs. Ueberroth is a United States citizen.

         2.3      Alice J. Saviez, as Trustee of the 1994 Trust

                  (a) This statement is also filed by Alice J. Saviez. Alice J. Saviez holds 372,973 shares of the Common Stock as the Trustee of the 1994 Trust, of which Vicki Booth, Heidi Ueberroth, Keri Thomas and Joe Ueberroth are the beneficiaries. Ms. Saviez hereby disclaims, and this statement shall not be construed as an admission that she is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D.

                  (b) The business address of Ms. Saviez is Post Office Box 100, Laguna Beach, California 92652.

                  (c)      Ms. Saviez is a homemaker.

                  (d) Ms. Saviez has not, during the last five years, been convicted in a criminal proceeding.

                  (e) Ms. Saviez has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Ms. Saviez is a United States citizen.

         2.4      Peter V. Ueberroth

                  (a) This statement is also filed by Peter V. Ueberroth. Mr. Ueberroth has an interest in as many as 1, 292,432 shares of Common Stock as trustee and beneficiary of the 1986 Trust and may have an interest pursuant to the provisions of Regulation 13d-3 and 13d-5 as a member of a group relating to the 1994 Trust. To the extent he has an interest, he has acquired an interest in the Common Stock in such capacities. Mr. Ueberroth hereby disclaims, and this statement shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

                  (b) The business address of Mr. Ueberroth is c/o The Contrarian Group, Inc., 500 Newport Center Drive, Suite 900, Newport Beach, California 92660.

                  (c) Mr. Ueberroth is Co-Chairman of the Board of the Company. Mr. Ueberroth is also an investor and a principal of The Contrarian Group, Inc., a business management company.

                  (d) Mr. Ueberroth has not, during the last five years, been convicted in a criminal proceeding.

                  (e) Mr. Ueberroth has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Ueberroth is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  GQ Owners, L.P., a Delaware limited partnership (the "Partnership"), acquired an interest in the Company prior to the Company's initial public offering (the Company's Registration Statement of Form S-1 was declared effective by the SEC on July 1, 1994), through a contribution of interests in a predecessor of the Company (the "Predecessor"). Prior to November 10, 1994, the Partnership owned 9,300,000 shares or 50.3% of the outstanding stock of Doubletree Corporation. Pursuant to the Agreement Regarding Liquidation of GQ Owners, L.P (the "Liquidation Agreement"), the partners of GQ Owners have agreed to liquidate the Partnership and distribute its assets. The Common Stock of the Company will be acquired by the partners of GQ Owners in full satisfaction of their rights and obligations under the Agreement of Limited Partnership of GQ Owners, L.P. dated as of December 16, 1993 (a copy of which is attached hereto as Exhibit "D") and accordingly no additional funds or consideration will be used in acquiring the Common Stock. The Reporting
Entities acquired their stock in the Company in the liquidation of the Partnership.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition in November 1994 of the Common Stock of the Company by the Reporting Persons occurred as a result of the liquidation of the Partnership on November 10, 1994 pursuant to the Liquidation Agreement.

                  On April 30, 1996, the Company filed a Registration Statement on Form S-3, as amended by Amendment No. 1 filed on May 7, 1996 (the "Registration Statement") with the Securities and Exchange Commission registering an aggregate of 3,682,000 (excluding up to 552,300 additional shares which may be sold by the Company to cover over-allotments) for sale to the public (the "Securities"). Of the Securities, 212,000 shares will be sold by the 1994 Trust. The Registration Statement is listed as an exhibit to this Amendment and is incorporated herein by reference. The terms and conditions of the proposed sale of the Securities to the public are set forth in an underwriting agreement (the "Underwriting Agreement"), which will be entered into immediately prior to commencement of any offer to sell the Securities. The form of Underwriting Agreement is listed as an exhibit to this Amendment and is incorporated herein by reference.

                  Liquidation Agreement.

                  On November 10, 1994 the parties consummated the transactions contemplated by the Liquidation Agreement. Information in Item 6 concerning the Liquidation Agreement is incorporated herein by reference. The Liquidation Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                  Stockholders Agreement.

                  On June 30, 1994, GQ Owners and certain other stockholders of the Company entered into the Stockholders Agreement. Upon consummation of the offering described above, assuming, as anticipated, that the Initial Stockholders will own less than 50% of the outstanding shares of Common Stock, the Stockholders Agreement will terminate. Information in Item 6 concerning the Stockholders Agreement is incorporated herein by reference. The Stockholders Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                  Incorporation and Registration Rights Agreement.

                  On June 30, 1994, GQ Owners and certain other parties entered into an Amendment No. 1 to Incorporation and Registration Rights Agreement (the "Registration Rights Agreement"). Information in Item 6 concerning the Registration Rights Agreement is incorporated herein by reference. The Registration Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

                  (a) By reason of the provisions of Regulation 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), the 1986 Trust, the 1994 Trust and Mr. Ueberroth may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, Mr. Ueberroth may be deemed to own all shares of Common Stock beneficially owned by the 1986 Trust, the 1994 Trust and Mr. Ueberroth. Mr. Ueberroth does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by the 1994 Trust.

                  As of the date of this Amendment, the 1986 Trust has a direct interest in 919,459 and the 1994 Trust has a direct interest in 372,973 shares of Common Stock, which constitutes 4.2% and 1.7%, respectively, of the shares outstanding. Collectively, the 1986 Trust and the 1994 Trust have interests in 1,292,432 shares of Common Stock, which constitutes 5.9% of the shares outstanding. The percentages used in this paragraph 5(a) are calculated based upon 22,109,686 shares of Common Stock stated to be issued and outstanding at March 31, 1996, as reflected in the Registration Statement.

                  (b)      i.       As of the date hereof:

                           ii. Alice J. Saviez, as Trustee of the Ueberroth Investment Trust established by trust agreement dated June 10, 1994, has the shared power to dispose and vote 372,973 shares of Common Stock.

                           iii. Peter V. Ueberroth, as Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986, has the shared power to dispose and vote 919,459 shares of Common Stock.

                           iv. Virginia M. Ueberroth, as Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986, has the shared power to dispose and vote 919,459 shares of Common Stock.

                           v. Peter V. Ueberroth, has the indirect shared power to dispose and vote 1,292,432 shares of Common Stock.

                  (c) Except in connection with the transactions described herein, no Reporting Entity has effected any transactions in the Common Stock during the preceding 60 days.

                  (d) The beneficiaries who are entitled to dividends from the 1986 Trust are Peter V. Ueberroth and Virginia M. Ueberroth. The beneficiaries who are entitled to dividends from the 1994 Trust are Vicki M. Ueberroth Booth, Heidi J. Ueberroth, Keri L. Ueberroth Thomas and Joseph J. Ueberroth, the children of Peter V. and Virginia M. Ueberroth.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On April 30, 1996, the Company filed the Registration Statement with the Securities and Exchange Commission registering the Securities for sale to the public. Of the Securities, 212,000 will be sold by the 1994 Trust. Information in Item 4 concerning the Registration Statement and the Underwriting Agreement is incorporated herein by reference.

                  Liquidation Agreement.

                  On November 10, 1994 GQ Owners, L.P. consummated the transactions contemplated in that certain Liquidation Agreement. Pursuant thereto, the 9,300,000 shares of Common Stock of Doubletree Corporation previously held by GQ Owners, L.P. was distributed to the partners of the partnership. The 1986 Trust and the 1994 Trust received 1,532,432 shares of Common Stock as part of that liquidation.

                  Stockholders Agreement.

                  At the closing of the initial public offering of Common Stock of Doubletree, the Company and GQ Owners, among other certain initial stockholders (the "Initial Stockholders"), entered into that certain Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the Initial Stockholders were granted the right to nominate directors to the Company's Board of Directors (the "Directors") and certain rights to purchase Common Stock and securities convertible into Common Stock in future offerings by the Company. As disclosed in the Company's Prospectus dated July 1, 1994, with the consummation of the transactions contemplated in the Liquidation Agreement, the right to nominate Directors and the purchase rights passed from GQ Owners to its individual partners, including the 1986 Trust and the 1994 Trust. Upon consummation of the offering described in Item 4, assuming, as anticipated, that the Initial Stockholders will own less than 50% of the outstanding shares of Common Stock, the Stockholders Agreement will terminate.

                  Incorporation and Registration Rights Agreement.

                  On June 30, 1994, the Company and GQ Owners, among others, entered into that certain Amendment No. 1 to Incorporation and Registration Rights Agreement (the "Amended Registration Rights Agreement") by which certain registration rights granted to GQ Owners by the Company in connection with the initial public offering of Common Stock were to be transferred to the individual partners of GQ Owners. In conjunction with the liquidation of GQ Owners and pursuant to the terms of the Amended Registration Rights Agreement, the 1986 Trust and the 1994 Trust acquired piggyback registration rights for the shares of Common Stock issued to GQ Owners in the Reorganization (as defined in the Amended Registration Rights Agreement).

Item 7.           Materials to be filed as Exhibits.

          *       1.     There is filed herewith as Exhibit "A" an Agreement
Regarding Liquidation dated as of October 31, 1994, by and among GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership ("GEHOP"), Ridge Partners, L.P., a Delaware limited partnership ("Ridge Partners") the 1986 Trust, the 1994 Trust and GQ Equities Limited, a Delaware corporation.

          *       2.     There is filed herewith as Exhibit "B" a Stockholders
Agreement dated as of June 30, 1994 among the Company, the Partnership, Canadian Pacific Hotels (U.S.), Inc., a Delaware corporation ("CPHUS"), MetPark Funding, Inc., a Delaware corporation ("MetPark"), GEHOP, Ridge Partners, the 1986 Trust, and the 1994 Trust.

          *       3.     There is filed herewith as Exhibit "C" an Amendment No.
1 to Incorporation and Registration Rights Agreement dated as of June 30, 1994 by and among Doubletree Partners, a Delaware general partnership, the Company, GQ Owners, GEHOP, MetPark, the 1986 Trust, the 1994 Trust, Ferris and Ridge Partners.

          *       4.     There is filed herewith as Exhibit "D" an Agreement of
Limited Partnership for GQ Owners dated December 1993.

         **       5.     Registration Statement on Form S-1 filed by the Company
with the Commission on May 25, 1995, as amended by Amendment No. 1 filed with the Commission on June 13, 1995 and post-effective Amendment No. 1 filed with the Commission on June 15, 1995.

         **       6.     Underwriting Agreement, dated June 13, 1995, among the
Company the Selling Stockholder, the 1994 Trust and the underwriters.

                  7. Registration Statement on Form S-3 filed by the Company with the Commission on April 30, 1996, as amended by Amendment No. 1 filed with the Commission on May 7, 1996 (Previously filed by the Company in Registration No. 333-4256 and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

                  8. Form of Underwriting Agreement, among the Company, certain selling stockholders, the 1994 Trust and the underwriters (Previously filed by the Company in Registration No. 333-4256 and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

- ---------------
*   Filed by the Reporting Entities on November 18, 1994 as an exhibit to
    Schedule 13D.

** Filed by the Reporting Entities on June 22, 1995 as an exhibit to Amendment No. 2 to Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 13, 1996.

                                     THE UEBERROTH FAMILY TRUST ESTABLISHED BY
                                     TRUST AGREEMENT DATED JUNE 27, 1986


                                     By:   /s/Peter V. Ueberroth
                                           ------------------------------------
                                           Peter V. Ueberroth, Co-Trustee


                                     By:   /s/Virginia M. Ueberroth
                                           ------------------------------------
                                           Virginia M. Ueberroth, Co-Trustee



                                     UEBERROTH INVESTMENT TRUST ESTABLISHED BY
                                     TRUST AGREEMENT DATED JUNE 10, 1994


                                     By:   /s/Alice J. Saviez
                                           ------------------------------------
                                           Alice J. Saviez, Trustee




                                    /s/Peter V. Ueberroth
                                    -------------------------------------------
                                    PETER V. UEBERROTH